Direct Line: 212.859.8272

Fax: 212.859.4000

stuart.gelfond@friedfrank.com

November 4, 2013

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios South American Logistics Inc.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 7, 2013

File No. 333-179250

Dear Ms. Blye:

This letter sets forth the response of Navios South American Logistics Inc. (the “Company”) to the comment letter, dated September 20, 2013, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”). This letter is being filed with Amendment No. 2 to the Company’s Form 20-F (the “Form 20-F/A”). In order to ease your review, the Company has repeated the comment in its entirety.

General

1.	Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company’s annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. The National Iranian Oil Company is such an entity. In amendments to Form 20-F filed on August 29, 2013, and September 11, 2013, respectively, Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. provide Section 13(r)(1)(D)(iii) disclosure about Iranian port calls made during 2012 by vessels owned by Navios Maritime Acquisition, to load and transport crude oil owned by the National Iranian Oil Company. You identify Navios Maritime Holdings as your controlling stockholder on page 3 of your 20-F, and on page 71 you identify Navios Maritime Acquisition as an affiliated corporation. Your 20-F does not include Section 13(r) disclosure about the aforementioned 2012 Iranian port calls. Please provide us your analysis of why the port calls were not required to be disclosed under Section 13(r).

Response:

The Company acknowledges the Staff’s comment and has included disclosure on page 16 of the Form 20-F/A of the 2012 Iranian port calls in response to the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please do not hesitate to contact the undersigned at (212)-859-8272.

Sincerely,

/s/ Stuart Gelfond Stuart Gelfond

cc:	Angeliki Frangou

Chairman, Navios South American Logistics Inc.

Ioannis Karyotis

Chief Financial Officer, Navios South American Logistics Inc.

Vasiliki Papaefthymiou

Executive Vice President—Legal, Navios South American Logistics Inc.

Claudio Pablo Lopez

Chief Executive Officer, Vice Chairman and Director, Navios South American Logistics Inc.

Anna Kalathakis, Secretary and Senior Vice President, Navios South American Logistics Inc.

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